VX 3-12-04

04004796

SECURITI[illegible] N

[illegible] D.C. 20549

AA 3/11/2004 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 WASH. D.C. 158 PROCESSING

SEC FILE NUMBER
8- 52843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2003 (MM/DD/YY) AND ENDING Dec 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter 212-219-6080
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Richter swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MACHLI BEAUSEJOUR
Notary Public, State of New York
No. 01BE5033606
Qualified in Kings County
Commission Expires Sept. 26, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 8, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash and Cash Equivalents	$4,905,551
Due from Clearing Brokers	738,602
Due from Other Brokers	1,471,889
Property and Equipment (less accumulated depreciation of $163,486)	13,615
Other Assets	41,824
Total Assets	$7,171,481
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Due to Clearing Brokers	$ 915,703
Due to other brokers	219,763
Accrued expenses and other liabilities	331,281
Total liabilities	1,466,747
Members' Equity	5,704,734
Total Liabilities and Members' Equity	$7,171,481

See Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS ACTIVITY:

Lime Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). For 2003, the Company conducted business on a fully disclosed basis with Penson Financial Services, Inc. ("Penson") pursuant to a clearing agreement. Effective September 22, 2003, the Company entered into a second clearing agreement with Spear, Leeds & Kellogg ("SLK") which will also act as one of the Company's clearing brokers. Penson and SLK are collectively referred to as the "Clearing Brokers." The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records commission, fee and rebate revenue on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Office equipment and furniture are depreciated on an accelerated basis over the economic useful lives of the assets.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these amounts.

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash and cash equivalents.

No provision is made in the accompanying financial statements for liabilities for federal and state income taxes since such liabilities are the responsibility of the individual Members. The Company is subject to New York City unincorporated business taxes.

The Company has elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock options granted to employees and has adopted the disclosure-only provisions of SFAS No. 123.

3. DUE FROM/TO BROKERS:

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearance agreements. At December 31, 2003, the due from the Clearing Brokers includes the required deposits aggregating $700,000 with the Clearing Brokers pursuant to the clearance agreements.

At December 31, 2003, the amount due to Clearing Brokers includes clearing charges and customer commission adjustments payable to the Clearing Brokers, net of commissions earned by the Company.

Certain customer trades are executed on Electronic Communications Networks ("ECNs") for which the Company receives rebates and incurs execution and other costs. At December 31, 2003, $1,471,889 of net rebates was due from the ECNs.

4. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

For the year ended December 31, 2003, the Company earned approximately 67% of its net commissions in connection with transactions executed on behalf of customers which are affiliated through common ownership.

5. MEMBERS' EQUITY:

Members' equity consists of the following at December 31, 2003:

Common units, authorized 1,000,000 units, issued and outstanding 612,000 units	$2,346,040
Accumulated earnings	3,358,694
	$5,704,734

6. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "Plan") for certain employees, Members or service providers of the Company and its affiliates.

The Plan provides for the issuance of options to purchase a maximum of 400,000 common units. The granting of options is at the sole discretion of the board of directors. Option grants will have an exercise price not less than the fair market value at the date of grant. Generally, options vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or

upon certain changes in ownership control of the Company, as defined, whichever is earliest to occur. No compensation charge is made to operations as the options are granted at fair value.

Options to purchase 25,500 units were issued in 2003. At December 31, 2003, 138,343, 7,750 and 23,625 options were outstanding, having exercise prices of $.04, $.36 and $24.67, respectively. None of the options were exercisable as of December 31, 2003.

7. NET CAPITAL REQUIREMENT: The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) which requires that net capital shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2003, the Company had net capital of $5,648,272, which exceeded its requirement of $97,783 by $5,550,489. The ratio of aggregate indebtedness to net capital was 0.26 to 1.

8. COMMITMENT: On August 1, 2001, the Company entered into a noncancelable operating lease with a company affiliated through common ownership for office space. The lease, as amended, expires on December 31, 2004. The minimum payments due under this lease amount to $200,000. Rent paid to this affiliate amounted to $200,004 for the year ended December 31, 2003.

9. SUBSEQUENT EVENT: On January 13, 2004, the Company distributed $2,142,000 to its Members.

LIME BROKERAGE LLC
(a limited liability company)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Lime Brokerage LLC

In planning and performing our audit of the financial statements of Lime Brokerage LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Lime Brokerage LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 8, 2004